May 21st, 2025

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Intersects 39.15 g/t Au over 5.9 m (Estimated True Width) 19.2 m
Below Surface In its Inaugural Drill Campaign at El Golfo

Mako Mining Corp. (TSX-V: MKO; OTCQX: MAKOF) ("Mako" or the "Company") is pleased to report initial results from the 2025 reverse circulation (RC) drill program at the El Golfo area within the El Jicaro Concession located immediately south of the company's 100% owned Las Conchitas and San Albino Gold Mines in Nicaragua (please see Figure 1 below).

The 2025 exploration program at El Golfo comprises an initial 3,000 metres of RC drilling and is part of the Company's regional drill program on its district-scale, underexplored land package of 224 km2, including the recently granted Tiburon concession to the east.

Drill hole EJ25-RC53 (270/-60) intersected a wide, high-grade interval (see table below) of 39.15 g/t Au and 27.8 g/t Ag over 8.0 m (5.9 m ETW), 19.2 m below surface. Hole EJ25-RC53 tested a prominent NE-SW oriented structure interpreted from geochemical soil sampling and geological mapping of underground workings which the Company initiated late last year after being granted access for the first time in 15 years from the local landowner. This structural orientation is known to control gold mineralization at the San Albino and Las Conchitas deposits. Drill hole EJ25-RC52 (0/-90), drilled from the same drill pad, intersected a strongly sheared and disturbed zone with anomalous gold values.

The Company has completed 12 drill holes in the past month, targeting the Pavona zone, one of several drill targets situated within the El Golfo area. The other 10 drill holes of the initial drill program have also intersected zones with sulfide mineralization interpreted to be part of the same gold-bearing system. Assay results of these drill holes are pending and will be released as they become available. The detailed mapping and sampling campaign continues to define new drill targets on this 1.5 km2 area.  El Golfo has had no previous drilling, and has excellent exploration potential. El Golfo is located less than a kilometer from the pits currently being mined at Las Conchitas and processed at the 500 tonne per day San Albino plant.

Akiba Leisman, CEO of Mako states "it is encouraging that we hit one of the highest grade-thickness intervals we have ever hit on the second hole at one of the highest priority targets on the 224 km2 San Albino Project.  El Golfo is the area within our concessions that has had the most historical mining since the 18th century, but due to access and logistical constraints, we initially focussed on the Las Conchitas target, after the San Albino Mine was put into commercial production in 2021.  Now that we have started a relatively significant exploration program at El Golfo, we are optimistic that El Golfo will potentially turn into a new mining area for us."

History1

The El Golfo area encompasses the southwest extension of mineralized structures found at the Las Conchitas deposit, located less than a kilometre to the north (see attached map). Gold bearing structures were discovered at the historic El Golfo Mine area by Spaniards in the late 18th century. Underground mining activity at El Golfo continued until 1915 when a flood destroyed a wooden dam and part of the mill. Prior to flooding, the El Golfo mill was a stamp mill with 20 - 500 pound stamps, processing material with a mill head grade of 21.56 g/t Au (0.63 oz/t). Underground workings were flooded and later collapsed which consequently ended all activities at the mine.

It was reported that a total of sixteen gold bearing veins were outlined by surface and underground workings with individual veins having a strike length of up to 150 meters and vein widths ranging from 5 cm to 4.5 m. Mineralization is similar to that being mined at San Albino which consists of quartz veins containing galena, sphalerite, arsenopyrite and occasionally visible gold accompanied by lesser silver mineralization.

New Tiburon Concession

The Company's wholly-owned Nicaraguan subsidiary, Nicoz Resources, S.A., has been granted a new concession by the Nicaraguan Ministry of Mines and Energy ("MEM").  The new concession, called Tiburon, covers an area of 3,605 hectares (36.05 km2) and is contiguous to the east and northeast of the Company's San Albino-Murra and El Jicaro concessions, respectively.

The Tiburon concession allows for both exploration and exploitation and is valid for a period of 25 years, until November 2049.

The Company now holds 100% of five mineral concessions in Nueva Segovia, Nicaragua for a total land package of approximately 22,422 hectares (224 km2).

Table - Assay Results Reported in This Press Release

Zone	RC Drill Hole	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Interval
Pavona	EJ25-RC52	28	30	2			Anomalous values
Pavona	EJ25-RC53	19	20	1	15.00	11.6	39.15 g/t of Au and 27.8 g/t of Ag over 8.00 m (5.9 m ETW)
		20	21	1	32.80	42.8
		21	22	1	23.80	47.0
		22	23	1	79.70	43.6
		23	24	1	31.00	5.1
		24	25	1	2.02	8.0
		25	26	1	60.90	37.7
		26	27	1	68.00	26.8

___________________________________________
1 Dr. Bruno Mierish, "Golfo Mines Nicaragua, Central America", 1938, University of Wyoming American Heritage Collection.

Figure 1. Drill Hole Plan El Golfo

LOCATION MAP
LA SEGOVIANA
SAN ALBINO - MURRA
POTRERILLOS
TIBURON
EL JICARO
San Albino Gold Deposit
Las Conchitas Gold Deposit
Map Area
El Golfo Area
CRUZ GRANDE
SW EXTENSION
INTERMEDIATE
EL LIMON
MINA BONANZA
MANGO
BAYACUN
LAS DOLORE
LA FORTUNA
CALIFORNIA
San Albino - Murra Concession
El Jicaro Concession
EJ25-RC56
EJ25-RC57
EJ25-RC54
EJ25-RC55
EJ25-RC63
EJ25-RC52
EJ25-RC53
EJ25-RC58
EJ25-RC59
EJ25-RC60
EJ25-RC61
EJ25-RC62
LEGEND
RC Drill Hole With Results Announced in This Press Release
RC Drill Hole With Results Previously Announced
RC Drill Hole With Results Pending
2011 - 2022 DDH
Historical Tunnel
October 2023 Mineral Resource Estimate (MRE)
Las Conchitas Permitted Ultimate Pit Limit
Recent Mining Activities
2025 RC DRILLING PROGRAM EL GOLFO
Author: Gessner Grillo
Drawing: Miguel Guevara
Date: May 14th, 2025
MAKO

Sampling, Assaying, QA/QC and Data Verification

All reverse circulation (RC) holes were drilled dry i.e above the water table and no water or other fluids were injected into the hole. RC drill samples were collected every 1 meter using a center-return hammer and samples were obtained from a Gilson chip splitter which is cleaned using compressed air after each sample. Samples were bagged and labeled at the drill site under a geologist's supervision and are logged on site by a geologist who visually selects potential mineralized intervals for fire assay. The mineralized interval(s) including 3-5 samples above and below, the selected interval are continuously sampled and shipped to the Bureau Veritas Lab (BV) in Managua, respecting the best chain of custody practices.  Pulps are sent by Bureau Veritas to their laboratory in Vancouver under their chain of custody for analysis. Gold was analyzed by standard fire assay fusion, 30 gr aliquot, AAS finish. Samples returning over 10.0 g/t gold are analyzed utilizing standard Fire Assay-Gravimetric method. The Company follows industry standards in its QA&QC procedures. Control samples consisting of duplicates, standards and blanks were inserted into the sample stream at a minimum ratio of 1 control sample per every 10 samples. Analytical results of control samples confirmed reliability of the assay data.

Qualified Person

Eric Fier, CPG, P.Eng, and Chairman of Mako as a qualified person (as defined under NI 43-101) has read and approved the technical information contained in this press release.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company.  The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally. Mako's primary objective is to operate San Albino profitably and fund exploration of prospective targets on its district-scale land package.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, E-mail: aleisman@makominingcorp.com, phone: (917) 558-5289 or visit our website at www.makominingcorp.com and SEDARPLUS www.sedarplus.ca.

Forward-Looking Information:  Some of the statements contained herein may be considered "forward-looking information" within the meaning of applicable securities laws. Forward-looking information can be identified by words such as, without limitation, "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" or variations thereon or comparable terminology. The forward-looking information contained herein reflects the Company's current beliefs and expectations, based on management's reasonable assumptions, and includes, without limitation, that the Company high-grade production will generate significant cash flows for the foreseeable future. Mako's primary objective to operate San Albino profitably and fund exploration of prospective targets on its district-scale land package. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, changes in the Company's exploration and development plans and growth parameters and its ability to fund its growth to reach its expected new  production numbers; unanticipated costs; the October 24 measures having impacts on business operations not current expected, or new sanctions being imposed by the U.S. Treasury Department or other government entity in Nicaragua in the future; and other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.